Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CSR PLC,

SHANNON ACQUISITION SUB, INC.

and

SiRF TECHNOLOGY HOLDINGS, INC.

Dated as of February 9, 2009

i

Exhibit A:         Surviving Corporation Certificate of Incorporation

INDEX OF DEFINED TERMS

Term	Section
2008 Company Condensed Accounts	8.1(a)
2008 Parent Financial Statements	8.1(b)
Acceptable Confidentiality Agreement	5.4(d)(i)
Affiliate	8.1(c)
Agreement	Preamble
Bankruptcy and Equity Exception	3.18(b)
Business Day	8.1(d)
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	3.19(e)
Code	8.1(e)
Companies Acts	4.10(a)
Company	Preamble
Company Benefit Plans	3.19(a)
Company Board Recommendation	3.3
Company Certificates	2.1(c)(ii)
Company Common Stock	Recitals
Company Contracts	3.8(c)
Company Disclosure Letter	8.1(f)
Company Employee	5.9(b)
Company Financial Advisor	3.29
Company Intellectual Property	3.23(a)
Company Leases	3.24(b)
Company Material Adverse Effect	8.1(g)
Company Material Contracts	3.18(a)
Company Option Plans	2.4(a)
Company Organizational Documents	3.5
Company Permits	3.25(a)
Company Preferred Stock	3.9(a)
Company Proxy Statement	3.7(b)
Company Public Reports	3.12(a)
Company Stock Options	2.4(a)
Company Stockholders Meeting	3.7(b)
Company Takeover Proposal	8.1(h)
Confidentiality Agreement	5.3(d)
Continuation Period	5.9(b)
Contracts	8.1(i)
Converted Stock Option	2.4(a)
Copyrights	8.1(k)
D&O Replacement Policy	5.10(c)
D&O Tail Policy	5.10(c)
DGCL	1.1
Disclosure and Transparency Rules	4.11(a)
Dissenting Shares	2.5
Effective Time	1.3
Environmental Laws	3.22
ERISA	3.19(a)

Term	Section
ERISA Affiliate	3.19(c)
ESPP	2.4(g)
Excess Parent Shares	2.3(f)(i)
Exchange Act	3.7(b)
Exchange Agent	2.3(a)
Exchange Agent Agreement	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	2.1(c)(i)
Exchange Trust	2.3(f)(i)
Excluded Shares	2.1(b)
Expenses	5.17
Governmental Authorizations	3.7
Governmental Entity	3.7
Hazardous Substances	8.1(j)
HSR Act	3.7(d)
Indemnified Parties	5.10(a)
Intellectual Property	8.1(k)
Internet Assets	8.1(k)
IP Licenses	8.1(k)
IRS	3.19(b)
Knowledge	8.1(l)
Laws	8.1(m)
Legal Actions	8.1(n)
Liabilities	3.15
Liens	8.1(o)
Listing Rules	4.3
Maximum Premium	5.10(c)
Merger	Recitals
Merger Consideration	2.1(c)(ii)
Merger Sub	Preamble
Off-the-Shelf Software	3.23(c)
Open Source Materials	8.1(p)
Orders	8.1(q)
Parent	Preamble
Parent Board Recommendation	4.3
Parent Certificates	2.3(b)
Parent Circular/Prospectus	4.7(c)
Parent Contracts	4.8(c)
Parent Disclosure Letter	8.1(r)
Parent Intellectual Property	4.22(a)
Parent Leases	4.23(b)
Parent Material Adverse Effect	8.1(s)
Parent Material Contracts	4.17(a)
Parent Option Plans	4.9(b)
Parent Ordinary Shares	Recitals
Parent Organizational Documents	4.5
Parent Permits	4.24(a)
Parent Prospectus	4.7(c)
Parent Public Reports	4.11(a)
Parent RSU	2.4(e)
Parent Shareholder Circular	4.7(c)

v

Term	Section
Parent Shareholders Meeting	4.7(c)
Parent Share Options	4.9(c)
Parent Takeover Proposal	8.1(t)
Patents	8.1(k)
Permits	3.25(a)
Person	8.1(u)
Prospectus Rules	4.11(a)
Proxy Materials	5.6(a)
Proxy Statement/Prospectus	5.6(a)
Registration Statement	4.7(b)
Registration Statement Effective Date	5.6(a)
Representatives	8.1(v)
Requisite Company Vote	3.3
Requisite Parent Vote	4.3
RSU	2.4(e)
SEC	3.7(b)
Securities Act	3.7(b)
Significant Subsidiary	8.1(w)
Software	8.1(k)
Subsidiary	8.1(x)
Superior Proposal	8.1(y)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Statutes	3.28
Taxes	8.1(z)
Tax Returns	8.1(aa)
Timely Listing	2.5
Trade Secrets	8.1(k)
Trademarks	8.1(k)
Treasury Regulations	8.1(bb)
U.S. Copyright Office	5.20(b)
U.S. GAAP	8.1(cc)
U.S. PTO	5.20(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2009 (this “Agreement”), by and among CSR plc, a company organized under the laws of England and Wales (“Parent”), Shannon Acquisition Sub, Inc., a Delaware corporation that is a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and SiRF Technology Holdings, Inc., a Delaware corporation (the “Company”).

RECITALS

(a) The respective boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

(b) Subject to certain exceptions, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive ordinary shares, par value £0.001 per share, of Parent (the “Parent Ordinary Shares”).

(c) For U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code.

Accordingly, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Alder Castle, 10 Noble Street, London, EC2V 7JU at 3:00 p.m. local time on the second Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.

Section 1.3 Effective Time. Upon the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth on Exhibit A and, as so amended, shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until duly amended as provided therein or by applicable Laws.

Section 1.6 Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, in the Surviving Bylaws or by applicable Laws.

Section 1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8 Officers. The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.9 Head Office. The head office of the Company immediately prior to the Effective Time will be the head office of the Surviving Corporation immediately following the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock owned by the Company or by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be canceled automatically and shall cease to exist, and no Parent Ordinary Shares or other consideration shall be paid in exchange for those Excluded Shares. Each share of Company Common Stock owned by any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (collectively with the Cancelled Shares, the “Excluded Shares”) shall remain outstanding.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares, if any) shall be converted into the right to receive 0.741 (the “Exchange Ratio”) fully paid Parent Ordinary Share, subject to (A) the anti-dilution adjustments provided in Section 2.2 and (B) the payment of cash in lieu of fractional Parent Ordinary Shares as provided in Section 2.3(f), and such Parent Ordinary Shares, when issued, shall be free from all Liens and rank pari passu in all respects with the Parent Ordinary Shares then in issue.

(ii) All shares of Company Common Stock that have been converted into the right to receive Parent Ordinary Shares as provided in Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (“Company Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive Parent Ordinary Shares and cash in lieu of fractional Parent Ordinary Shares as provided in this Section 2.1 and Section 2.3 upon surrender of Company Certificates in accordance with this Article II, including Section 2.3(c) (together, the “Merger Consideration”).

Section 2.2 Adjustments to Prevent Dilution. If, prior to the Effective Time, Parent or the Company changes the number of Parent Ordinary Shares or shares of Company Common Stock outstanding, in each case as a result of share dividends or other distributions payable in Parent Ordinary Shares or Company Common Stock or securities convertible or exchangeable into or exercisable for Parent Ordinary Shares or Company Common Stock or a share or stock split (including a reverse share or stock split), reclassification, combination or other similar change with respect to the Parent Ordinary Shares or the Company Common Stock, then the Exchange Ratio shall be equitably adjusted to eliminate the effects of that share or stock dividend, distribution, share or stock split, reclassification, combination or other change.

Section 2.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the exchange agent in the Merger (the “Exchange Agent”) and (ii) enter into an exchange agent agreement with the Exchange Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion (the “Exchange Agent Agreement”). Unless and until the Parent Ordinary Shares are listed on a national securities exchange in the United States, the parties shall cooperate to cause the Exchange Agent, Parent’s registrar or other institution reasonably satisfactory to the parties to maintain at Parent’s expense from and after the Effective Time a facility to allow for deposit, custody and trading of Parent Ordinary Shares on the London Stock Exchange by former holders of Company Certificates, or Company Stock Options, RSUs and PSAs, including residents of the United States, and if such entity ceases to maintain such facility for any reason, Parent shall use its reasonable best efforts to cause another facility to be created to provide for the foregoing.

(b) Exchange Fund. As of the Effective Time, Parent shall (i) allot to each holder of Company Certificates such whole number of Parent Ordinary Shares as such holder is entitled to receive under Section 2.1(c) which allotment shall be conditional only upon compliance with Section 2.3(c)(ii), (ii) subject to Section 2.3(f)(ii), allot to the Exchange Agent the Excess Parent Shares, and (iii) deposit with the Exchange Agent, for the benefit of holders of Company Certificates, certificates representing such Parent Ordinary Shares and, if applicable, Excess Parent Shares (collectively, “Parent Certificates”). Notwithstanding Section 2.3(b)(i) above, the parties will endeavour to permit, to the extent reasonably practicable, allotment and issue of the Parent Ordinary Shares referred to in Section 2.3(b)(i) at the Effective Time to the Exchange Agent as nominee for the holders of Company Certificates at such time, in which case the transfer of legal title to the Parent Ordinary Shares to such holders shall be conditional only upon compliance by those holders with Section 2.3(c)(ii). Such Parent Ordinary Shares as are allotted to the holder of Company Certificates or as are allotted to the Exchange Agent as nominee for such holders and, if applicable, Excess Parent Shares, together with (i) any cash in lieu of fractional Parent Ordinary Shares to which holders of Company Certificates may be entitled under Section 2.3(f) and (ii) any dividends or other distributions paid with respect to those shares and to which the holders of Company Certificates may be entitled under Section 2.3(d), are collectively referred to as the “Exchange Fund.”

(c) Exchange Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time, and in any event within 10 Business Days thereof, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of Company Certificates to the Exchange Agent and (B) instructions for surrendering Company Certificates.

(ii) Surrender of Company Certificates. Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of that Company Certificate shall be entitled to receive in exchange therefor the number of whole Parent Ordinary Shares and cash in lieu of fractional Parent Ordinary Shares payable in respect of that Company Certificate less any required withholding of Taxes, which Parent shall issue and/or shall cause the Exchange Agent to issue (or, if applicable, transfer the legal title to, for nil consideration) and/or pay in accordance with the Exchange Agent Agreement and Parent’s register of members shall be updated accordingly. The Parent Ordinary Shares shall be issued in uncertificated form to such account as shall be specified in the completed letter of transmittal, unless a physical share certificate is requested or is otherwise required by applicable Laws, in which case Parent shall cause the Exchange Agent to send such Parent Certificates to such holder promptly in accordance with the Exchange Agent Agreement. Any Company Certificates so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Company Certificates.

(iii) Unregistered Transferees. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, then the Merger Consideration may be issued and/or paid in accordance with this Section 2.3(c) to a person other than the person in whose name the Company Certificate so surrendered is registered if (A) such Company Certificate is properly endorsed or otherwise in proper form for transfer and (B) the person requesting such payment (1) pays any transfer or other Taxes required by reason of the transfer or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes have been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.3(c), each Company Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the aggregate Merger Consideration payable in respect of the shares represented by such Company Certificate. The Merger Consideration issued or paid upon the surrender of any Company Certificate will be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Company Certificate and the shares of Company Common Stock formerly represented by it.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions payable with respect to Parent Ordinary Shares that have a record date after the Effective Time shall be paid to a holder of an unsurrendered Company Certificate until that Company Certificate is properly surrendered in accordance with this Article II. Subject to applicable Laws, following the proper surrender of any such Company Certificate, there shall be issued or paid to the Person to whom the Parent Certificate is issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable (if any) with respect to the Parent Ordinary Shares represented by that Parent Certificate that have a record date after the Effective Time and a payment date on or prior to the date of issuance of that Parent Certificate and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Ordinary Shares that have a record date after the Effective Time and a payment date after the date of issuance of that Parent Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(f) Fractional Shares.

(i) No certificates or scrip representing fractional Parent Ordinary Shares shall be issued upon the surrender of Company Certificates, and such fractional share interests will not entitle their owners to vote, to receive dividends or other distributions or to any other rights of a shareholder of Parent. Each holder of Company Certificates who would otherwise have been entitled to receive a fraction of a Parent Ordinary Share under this Article II (after taking into account all Company Certificates delivered by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Article II, a cash payment in United States dollars in lieu of such fractional share interest either (A) representing that holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent in one or more transactions of the aggregate of the fractional Parent Ordinary Shares which would otherwise have been issued under this Article II (the “Excess Parent Shares”) or (B) in accordance with Section 2.3(f)(ii). The sale of the Excess Parent Shares shall be (A) executed on the London Stock Exchange and (B) made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Funds received from the sale of the Excess Parent Shares denominated in pounds sterling shall be exchanged for United States dollars at the best rate of exchange reasonably available to the Exchange Agent on or immediately after the date of such sale. Until the net proceeds of such sale or sales have been distributed to the holders of Company Certificates in accordance with this Section 2.3, the Exchange Agent shall hold the net proceeds in trust (the “Exchange Trust”) for those holders. All commissions, fees, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the Excess Parent Shares shall be paid by Parent and the Surviving Corporation. As soon as practicable after the determination of the amount of cash to be paid to holders of Company Certificates in lieu of fractional Parent Ordinary Shares, the Exchange Agent shall make that amount available to those holders, without interest. The Exchange Agent shall determine the portion of the net proceeds to which each holder of Company Certificates shall be entitled by multiplying the aggregate amount of the net proceeds by a fraction of which (1) the numerator is the amount of the fractional share interest to which such holder of Company Certificates is entitled (after taking into account all Company Certificates delivered by such holder) and (2) the denominator is the aggregate amount of fractional share interests to which all holders of Company Certificates are entitled.

(ii) Notwithstanding the provisions of Section 2.3(f)(i), Parent may elect, at its option exercised prior to the Effective Time, to pay to the Exchange Agent an amount in cash in United States dollars, to be deposited on the first Business Day following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Certificates an amount in cash equal to the product obtained by multiplying (A) the fraction of a Parent Ordinary Share to which such holder would otherwise have been entitled by (B) the closing price for a Parent Ordinary Share on the London Stock Exchange on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of the Excess Parent Shares and similar references shall be deemed to refer to the payments calculated in the manner set forth in this Section 2.3(f)(ii).

(g) Required Withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any cash payments made pursuant to this Agreement such amounts as they may be required to deduct and withhold from such payment under any applicable tax Laws. If Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

(h) Termination of Exchange Fund and Exchange Trust. Any portion of the Exchange Fund or the Exchange Trust that remains unclaimed by the holders of Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to Parent upon demand. Any holder of Company Certificates who has not complied with this Article II shall look thereafter only to Parent for payment of the Merger Consideration.

(i) No Liability. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Company Certificates for any Merger Consideration properly delivered to a public official under any applicable abandoned property, escheat or similar Laws.

(j) Lost, Stolen or Destroyed Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue the Merger Consideration in exchange for such lost, stolen or destroyed Company Certificate.

Section 2.4 Treatment of Stock Options, RSUs, Performance Awards and ESPP.

(a) As of the Effective Time, each option to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time (“Company Stock Options”) and issued under any “Company Option Plans” (as defined below), shall be converted (as converted, a “Converted Stock Option”), by virtue of the Merger and without any action on the part of the holder of that Company Stock Option, into an option exercisable for that number of Parent Ordinary Shares equal to the product of (i) the aggregate number of shares of Company Common Stock for which such Company Stock Option was exercisable multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Converted Stock Option shall be equal to (x) the aggregate exercise price of such Company Stock Option immediately prior to the Effective Time divided by (y) the number of Parent Ordinary Shares for which such Converted Stock Option shall be exercisable, as determined in accordance with the prior sentence, rounded up to the nearest cent. “Company Option Plans” means the 1995 Stock Plan, the 2004 Stock Incentive Plan, the TrueSpan 2004 Stock Incentive Plan and the Centrality 1999 Stock Plan.

(b) As of the conversion pursuant to Section 2.4(a), each Converted Stock Option shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the option agreement pursuant to which the corresponding Company Stock Option was granted, as in effect immediately prior to the Effective Time) except as otherwise provided herein.

(c) To the extent that any Company Stock Option constituted an “incentive stock option” (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such Company Stock Option shall continue to qualify as an “incentive stock option” to the maximum extent permitted by Section 422 of the Code.

(d) No later than five Business Days following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the issuance of Parent Ordinary Shares upon exercise of all Converted Stock Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of any prospectus contained therein) for so long as any Converted Stock Options remain outstanding.

(e) As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock granted under a Company Option Plan that is outstanding immediately prior to the Effective Time (each, an “RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such RSU immediately prior to the Effective Time, with respect to the number of Parent Ordinary Shares that is equal to the number of shares of Company Common Stock subject to the RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent RSU”). As of the Effective Time, each Parent RSU shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the RSU agreement pursuant to which the corresponding RSU was granted, as in effect immediately prior to the Effective Time) except as otherwise provided herein.

(f) [Reserved]

(g) Each outstanding right to purchase shares of Company Common Stock under any outstanding offering period as of the date of this Agreement under the 2004 Employee Stock Purchase Plan (the “ESPP”) shall terminate not later than the day immediately prior to the day on which occurs the Effective Time, provided that the Company may permit each participant in the ESPP to purchase from the Company as many whole shares of Company Common Stock as the balance of the participant’s account will allow, at the applicable price determined under the terms of the ESPP for each such outstanding offering period, using such date as the final purchase date for such offering period, and any amounts remaining in any participant’s account after any such purchase will be refunded to the participant.

Section 2.5 Appraisal Rights. Unless the Parent Ordinary Shares are listed on a “national securities exchange” (as such term is used in the DGCL) at the Effective Time (a “Timely Listing”), any provision of this Agreement to the contrary notwithstanding, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and that are held by holders who have demanded and perfected their right to dissent from the Merger and to be paid the fair value of such shares in accordance with the DGCL and, as of the Effective Time, have not effectively withdrawn or lost such dissenters’ rights (such shares, if any, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration, but instead holders of such Dissenting Shares shall be entitled only to such rights as are granted by the DGCL. If any holder of shares of Company Common Stock who demands dissenters’ rights under the DGCL with respect to such holder’s shares effectively withdraws or loses such rights (whether through failure to perfect or otherwise) in accordance with the DGCL, then, as of the Effective Time or the occurrence of such event, whichever occurs later, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration in accordance with this Article II, without interest thereon, upon surrender of the certificate or certificates formerly representing such shares. The Company shall give Parent (i) prompt written notice of any notice of intent to demand appraisal of any Dissenting Shares that may be received by the Company, withdrawals of such notices or demands, and any other instruments relating to stockholders’ rights of appraisal that are served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), settle, or offer to agree to settle, any such demands. In the event of a Timely Listing, no appraisal rights will be available to the stockholders of the Company in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Company Disclosure Letter and (ii) except as set forth in the Company Public Reports filed prior to the date of this Agreement, other than any disclosures set forth in any risk factor section contained in such Company Public Reports (it being understood that any matter disclosed in the Company Disclosure Letter or in or incorporated by reference in such Company Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) and (B) 2008 Company Condensed Accounts, as follows:

Section 3.1 Organization and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Each of the Company’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Foreign Qualifications. The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The board of directors of the Company has unanimously adopted resolutions: (a) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (b) declaring that it is in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummates the Merger upon the terms and subject to the conditions set forth in this Agreement; (c) directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; (d) unequivocally recommending to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”); and (e) to include the Company Board Recommendation in the Company Proxy Statement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

Section 3.5 Organizational Documents. The Company has made available to Parent correct and complete copies of the certificate of incorporation and bylaws of the Company, as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”). The Company has made available to Representatives of Parent correct and complete copies of the minutes of all meetings of the board of directors and the audit committee of the board of directors of the Company held since January 1, 2006 (except for such minutes where disclosure of the proceedings might jeopardize attorney-client privilege, fail to comply with confidentiality obligations to third parties, concern discussions relating to this Agreement or alternative transactions, or would disclose information that in the good faith belief of the Company is restricted by Law, which minutes do not reflect matters, excluding matters relating to Legal Actions, that would reasonably be expected individually or in the aggregate, to have a Company Material Adverse Effect).

Section 3.6 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.6 of the Company Disclosure Letter. Each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and the Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

Section 3.7 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether of the United States, the United Kingdom, or otherwise (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) compliance with the rules and regulations of The NASDAQ Stock Market;

(d) compliance with the pre-merger notification requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

Section 3.8 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.7 and the Requisite Company Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Company Contracts”), other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any assets of the Company or its Subsidiaries, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) 250,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”).

(b) As of the close of business on February 6, 2009, (i) 62,694,816 shares of Company Common Stock were issued and outstanding (not including any such shares held in treasury by the Company and its Subsidiaries), (ii) no shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 16,576,796 shares of Company Common Stock were reserved for issuance under the Company Option Plans, (iv) 1,206,676 shares of Company Common Stock reserved for issuance under the ESPP, (v) 245,337 shares of Company Common Stock were reserved for issuance in connection with the Company Warrants and (vi) no shares of Company Preferred Stock were issued and outstanding or reserved for issuance.

(c) Since the close of business on February 6, 2009, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued, other than upon exercise of the Company Stock Options outstanding on that date (or granted thereafter in compliance with this Agreement) or Company Warrants or as a result of vesting of RSUs or performance share awards granted under a Company Option Plan (each, a “PSA”) outstanding on that date (or granted thereafter in compliance with this Agreement) or purchases of Company Common Stock under the ESPP.

(d) All shares of Company Common Stock that are issued and outstanding or are subject to issuance prior to the Effective Time (i) are or, upon such issuance on the terms and subject to the conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not have been issued in violation of any pre-emptive rights.

(e) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or (ii) to make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and was not issued in violation of any pre-emptive rights.

Section 3.10 Options; RSUs; PSAs; ESPP; Warrants.

(a) As of the date of this Agreement, (i) Company Stock Options to acquire an aggregate of 7,079,452 shares of Company Common Stock have been granted and are outstanding under the Company Option Plans, (ii) RSUs to acquire 2,738,965 shares of Company Common Stock have been granted and are outstanding under Company Option Plans, (iii) no PSAs to acquire shares of Company Common Stock have been granted and are outstanding under Company Option Plans, (iv) elections have been made under the ESPP to purchase $266,798 of Company Common Stock pursuant to the terms thereof which remain unsatisfied, and (v) Company Warrants to purchase an aggregate of 245,337 shares of the Company Common Stock are outstanding. Except for (i) such Company Stock Options, RSUs, PSAs and Company Warrants and (ii) an aggregate of 6,758,379 shares of Company Common Stock that remain available for future grant under the Company Option Plans and 1,206,676 shares of Company Common Stock reserved for issuance under the ESPP, as of the date of this Agreement, there are no options, warrants, calls, conversion rights, stock appreciation rights, phantom stock awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party (A) relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries or (B) obligating the Company or any of its Subsidiaries to issue or sell any shares of their capital stock or other securities.

(b) The Company has made available to Parent (i) correct and complete copies of all Company Option Plans, the ESPP and all forms of award agreements with respect to options and other stock awards issued under those Company Option Plans, including all Company Stock Options, RSUs and PSAs and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option, RSU and PSA: (A) the exercise price per share of Company Common Stock; (B) the number of shares of Company Common Stock subject to the award; (C) the Company Option Plan under which the award was granted; and (D) the dates on which the award was granted.

(c) The Company has made available to Parent correct and complete copies of all agreements relating to Company Warrants. Section 3.10(c) of the Company Disclosure Letter sets forth a correct and complete list of the following information, as of the date of this Agreement, with respect to each Company Warrant: (i) the name of the holder of that warrant; (ii) the price at which shares of Company Common Stock may be purchased pursuant to that warrant; (iii) the number of shares of Company Common Stock subject to that warrant; and (v) the dates on which that warrant was issued and will expire.

Section 3.11 Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.12 Public Reports.

(a) The Company has timely filed with the SEC, and has made available to Parent correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2008 (collectively, the “Company Public Reports”). The Company Public Reports (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) Each of the principal executive officers of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Public Reports, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, the Company has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.

(d) No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any other Governmental Entity (whether or not located in the United States) that performs a similar function to that of the SEC or any securities exchange or quotation service.

Section 3.13 SEC Disclosure Controls and Procedures.

(a) The Company has (i) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (ii) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP; and (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures.

(b) The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Since January 1, 2006, (i) neither the Company, nor, to the Knowledge of the Company, any director or officer of the Company, has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with U.S. GAAP or the Company’s published internal accounting controls, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has rendered a written report to the board of directors of the Company or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers or directors.

Section 3.14 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries for the periods from January 1, 2006 included or incorporated by reference in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that are included in the Company Public Reports: (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of filing; (b) were prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). The Company has delivered to Parent a correct and complete copy of the 2008 Company Condensed Accounts. The 2008 Company Condensed Accounts fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of December 27, 2008 and the consolidated results of operations for the periods then ended, except to the extent that such 2008 Company Condensed Accounts are unaudited, do not contain full financial statements or notes thereto, are not presented in accordance with U.S. GAAP and remain subject to adjustment.

Section 3.15 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of the Company, including the notes thereto, under U.S. GAAP, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 27, 2008 included in the 2008 Company Condensed Accounts; (b) Liabilities incurred since December 27, 2008 in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Absence of Certain Changes. Since December 31, 2008, there has not been any Company Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 27, 2008, (a) the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1.

Section 3.17 Litigation. Except as set forth in Section 3.17(f) of the Company Disclosure Letter, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to Parent as of the date of this Agreement, (a) are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, and (b) there have been no adverse developments concerning such pending Legal Actions. Except as set forth in Section 3.17 of the Company Disclosure Letter or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to Parent as of the date of this Agreement, there are no Orders outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Contracts.

(a) There are no Company Contracts required to be described in, or filed as an exhibit to, any Company SEC Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be. Section 3.18 of the Company Disclosure Letter sets forth, as of the date hereof, a list of (i) all Company Contracts described in the preceding sentence and (ii) all material Company Contracts that (x) restrict the ability of the Company or any of its Subsidiaries to compete in any line of business or to engage in business in any geographic area, (y) contain any so-called “most favored nation” provision or similar provisions requiring the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (z) contain any non-assertion covenant or similar provisions explicitly restricting the ability of the Company or any of its Subsidiaries to assert Patent-related claims or initiate any Patent-related Legal Action against any other Person concerning Patents owned by the Company or any of its Subsidiaries other than IP Licenses granted to customers by the Company or its Subsidiaries in the ordinary course of their business (collectively, “Company Material Contracts”). The Company has made available to Parent or its Representatives correct and (except for redaction of certain information in certain Company Contracts) complete copies of all Company Material Contracts.

(b) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except (A) as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (B) subject to general principals of equity, whether considered in a proceeding in Law or in equity (the “Bankruptcy and Equity Exception”), (ii) neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts and, (iii) to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts.

Section 3.19 Benefit Plans.

(a) Section 3.19(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plans (including the Company Options Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i)(A) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (B) which are or have been maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is or has been required to make contributions with respect to such directors, officers, employees or consultants or (ii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true, complete and correct copies of (i) the plan document and any amendments, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements, actuarial reports and opinion, and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).

(c) Neither the Company nor any of its Subsidiaries, nor any other entity which, together with the Company or any of its Subsidiaries would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) maintains, sponsors or contributes to or has any obligation to contribute to, and has not within the preceding six years maintained, sponsored or contributed or incurred any liability to or had any obligation to contribute to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Laws. For each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(e) None of the Company, any of its Subsidiaries or any Company Benefit Plan has any liability or obligation with respect to or provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”) or Section 4980B of the Code, or any similar state group health plan continuation Laws, the cost of which is fully paid by such current or former employees or their dependents.

(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries.

(g) There are no pending, or, to the Knowledge of the Company, threatened, claims or litigation against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations (including IRS Notice 2005-1)) for any service provider to either the Company, its Subsidiaries or any of their respective ERISA Affiliates (i) complies with the requirements of Section 409A of the Code and the regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather”

provisions of IRS Notice 2005-1 and applicable regulations, and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treas. Reg. §1.409A-6(a)(4)) since October 3, 2004.

Section 3.20 Labor Relations.

(a) (i) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted, (ii) neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract, and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes, and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

Section 3.21 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 3.21(a), except for Taxes as to which the failure to pay or adequately provide for would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company Public Reports except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action, and to the Knowledge of the Company, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in the Company’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

Section 3.22 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the Company and each of its Subsidiaries comply with applicable Laws relating to (i) pollution, contamination, protection of the environment or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Laws”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations, and such operations are in compliance with applicable Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 3.22 shall be the only representation made by the Company with respect to Environmental Laws, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 3.23 Intellectual Property.

(a) The Company and its Subsidiaries (i) own, free and clear of any Liens, or otherwise have the right to use under valid and enforceable IP Licenses, the Intellectual Property used in connection with their respective businesses as presently conducted (the “Company Intellectual Property”) and (ii) have the unrestricted right to use, make, have made, sell, offer to sell, import, license, sublicense and otherwise exploit the Company Intellectual Property, subject to the terms and conditions of such IP Licenses.

(b) Section 3.23(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all registrations, issuances and applications for all material Intellectual Property owned by the Company or any of its Subsidiaries, specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 3.23(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all material IP Licenses under which the Company or any of its Subsidiaries is a licensor, licensee, distributor or reseller. The Company and its Subsidiaries have substantially performed all material obligations imposed on them under such IP Licenses, except for obligations that may be imposed under licenses relating to off-the-shelf software as such term is commonly understood and that is used solely on proprietary computers (“Off-the-Shelf Software”) of the Company and its Subsidiaries. The transactions contemplated by this Agreement will not result in the termination of, or otherwise require the consent, approval or other authorization of any party to, or materially alter the terms of, any IP License other than those for Off-the-Shelf Software. In relation to any material IP License under which the Company or any of its Subsidiaries is a licensor of Company Intellectual Property, such licenses have been granted in the ordinary course of business and have not materially diminished the value of the business of the Company and its Subsidiaries, taken as a whole.

(d) Section 3.23(d) of the Company Disclosure Letter lists, to the Knowledge of the Company, as of the date of this Agreement, all Open Source Materials that the Company or any of its Subsidiaries has utilized in any way in the development, testing, production or sale of the Company Intellectual Property. Section 3.23(d) of the Company Disclosure Letter identifies, to the Knowledge of the Company, as of the date of this Agreement, all of the Company’s current and proposed products that use or contain such Open Source Materials, including whether and how the Open Source Materials have been modified and/or distributed by the Company.

(e) To the Knowledge of the Company, all of the Company’s and any of its Subsidiary’s material rights in the Company Intellectual Property are valid and enforceable. The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect each item of registered or issued Company Intellectual Property owned or purported to be owned by them.

(f) The Company and its Subsidiaries have taken all commercially reasonable precautions to protect (i) the secrecy, confidentiality, and value of their Trade Secrets and (ii) the proprietary nature and value of the Company Intellectual Property. To the Knowledge of the Company, none of the material Trade Secrets, the value of which is contingent upon maintenance of confidentiality, have been disclosed to any employee, representative or agent of the Company or any of its Subsidiaries or any other Person not obligated to maintain such Trade Secret in confidence pursuant to a confidentiality agreement, except as required by the applicable patent office pursuant to the filing of a Patent application by the Company.

(g) The Company and its Subsidiaries are diligently prosecuting all Patent applications they have filed. The Company and its Subsidiaries are diligently preparing and filing Patent applications for all identified inventions that have come to the attention of senior engineering management personnel and have been deemed, in the ordinary course, to be appropriate subjects for Patent protection, in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application.

(h) Each present or past employee, officer, consultant or any other Person who developed any part of any product or Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries has executed a valid and enforceable agreement with the Company or one of its Subsidiaries that (i) conveys any and all right, title and interest in and to all Intellectual Property developed by such person in connection with such person’s employment or contract to the Company or the applicable Subsidiary, (ii) requires such person, during and after the term of employment or contract, to cooperate with the Company or the applicable Subsidiary in the prosecution of any Patent applications filed in connection with such Intellectual Property, (iii) establishes that to the extent such person is an author of a copyrighted work created in connection with such person’s employment or contract, such work is a “work made for hire,” as set forth in 17 U.S.C. § 101, or is otherwise owned by the Company or the applicable Subsidiary, and (iv) obligates the employee or contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or contract. To the Knowledge of the Company, no employee or consultant of the Company or any of its Subsidiaries is in violation of any Laws applicable to such employee, or any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with the Company, any of its Subsidiaries or any prior employer or client, as the case may be. To the Knowledge of the Company, no such employee, consultant or other person has excluded works or inventions made prior to his employment with or work for the Company or any of its Subsidiaries from his assignment of inventions pursuant to such proprietary invention agreements.

(i) No former employer or client of any employee of the Company or any of its Subsidiaries, and no current or former client of any consultant of the Company or any of its Subsidiaries, has made an outstanding claim against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against such employee, consultant or any other Person, that such employee or consultant is utilizing or infringing upon Intellectual Property of such former employer or client.

(j) To the Knowledge of the Company, it is not necessary for the business of the Company or any of its Subsidiaries as presently conducted to use any material Intellectual Property owned by any present or past director, officer, employee or consultant of the Company (or persons the Company presently intends to hire).

(k) To the Knowledge of the Company, none of the Intellectual Property owned by the Company or any of its Subsidiaries, nor the conduct of the Company or its Subsidiaries’ business, infringes, misappropriates or otherwise violates, any Intellectual Property rights of any other Person. No claims have been made against the Company or any of its Subsidiaries within the previous five (5) years that the Intellectual Property owned by them or the conduct of their business, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person, and, to the Knowledge of the Company, there is no fact, event, condition or circumstance that would reasonably be expected to give rise to or serve as a basis for the commencement of any such claim. To the Knowledge of the Company, no claim has been asserted that any Person is infringing upon or otherwise violating the Intellectual Property rights of the Company or any of its Subsidiaries in any material respect.

Section 3.24 Real Property; Personal Property.

(a) The Company and its Subsidiaries do not hold fee or comparable title to any real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for such Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the material leases, subleases and other agreements (and any amendments thereto) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (“Company Leases”) and the Company has made available to Parent correct and complete copies of each Company Lease. Each Company Lease is valid, binding and enforceable, subject to any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Law, and no termination event or condition or uncured default on the part of the Company or any such Subsidiary exists under any Company Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all personal assets used by them sufficient to conduct their respective businesses as currently conducted. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any Liens, except for Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Permits; Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no suspension or cancellation of any of the Company Permits is pending or threatened, and (ii) no such suspension or cancellation will result from the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of their assets are bound or (ii) any Company Permits.

(c) No representation is made under this Section 3.25 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 3.19, Section 3.20 and Section 3.22, respectively.

Section 3.26 Unlawful Payments. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director or officer of the Company has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 3.27 Insurance. The Company and its Subsidiaries have made copies of their material insurance policies available to Parent.

Section 3.28 Takeover Statutes. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover laws (“Takeover Statutes”) apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.29 Opinion of Financial Advisor. Goldman, Sachs & Co. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its opinion to the effect that, as of the date of this Agreement and based upon and subject to the matters and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the stockholders of the Company.

Section 3.30 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent correct and complete details of any remuneration the Company Financial Advisor could receive in connection with the transactions contemplated by this Agreement.

Section 3.31 Information. To the Knowledge of the Company, none of the information to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Registration Statement or necessary to make the statements in that Registration Statement, in light of the circumstances under which they are made, not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy

Statement (except for those portions of the Proxy Statement that relate only to Parent and its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.32 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by the Company or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or the business conducted by the Company or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Parent Disclosure Letter and (ii) except as set forth in the (A) Parent Public Reports after January 1, 2008 and prior to the date of this Agreement other than disclosures set forth in the sections of such Parent Public Reports describing risks and uncertainties relating to Parent and its Subsidiaries (it being understood that any matter disclosed in the Parent Disclosure Letter or in or incorporated by reference in such Parent Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) and (B) 2008 Parent Financial Statements, as follows:

Section 4.1 Organization and Power.

(a) Parent is duly organized and validly existing under the laws of England and Wales and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Each of Parent’s Subsidiaries is duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Foreign Qualifications. Parent and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Corporate Authorizations. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject to: (a) approval as a Class 1 transaction by the holders of

Parent Ordinary Shares of the transactions contemplated by this Agreement and (b) related requisite shareholder authorities and approvals to (i) increase the authorized share capital of Parent (to the extent that an increase sufficient to allow for the issue of the Parent Ordinary Shares pursuant to this Agreement and the conversion of the options and restricted stock units referred to in Sections 2.4(a) and 2.4(e) is not approved by Parent shareholders at Parent’s 2009 annual general meeting held prior to the Effective Time) and (ii) authorize the directors of Parent to allot the Parent Ordinary Shares pursuant to the Merger and any shares to be issued pursuant to the exercise of the converted options and restricted stock units referred to in Sections 2.4(a) and 2.4(e) respectively at a duly convened and held general meeting of the Parent (each of such approvals requiring the affirmative vote of a majority of the holders of Parent Ordinary Shares (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by the shareholders or their proxies representing a majority of the Parent Ordinary Shares in respect of which votes are validly exercised) in accordance with the Companies Acts and the listing rules made by the United Kingdom Listing Authority (the “UKLA”) under Part VI of the Financial Services and Markets Act 2000 (such rules, the “Listing Rules” and such approvals collectively, the “Requisite Parent Vote”), to consummate the transactions contemplated by this Agreement, in accordance with Article 11 of the Listing Rules. The board of directors of Parent unanimously consider that the transactions contemplated by this Agreement will promote the success of Parent and Parent’s shareholders as a whole, and are in the best interests of the Parent shareholders as a whole and has unanimously adopted resolutions (a) approving this Agreement and the transactions contemplated by this Agreement, (b) appointing, with effect from Closing, two designees of the Company to the board of directors of Parent in accordance with Section 5.11, (c) unequivocally recommending to the stockholders of Parent that they vote in favor of the transactions contemplated by this Agreement (the “Parent Board Recommendation”) and (d) to include the Parent Board Recommendation, together with the resolutions to effect such approval, in the Parent Shareholder Circular. Following careful consideration of the Merger, and financial advice received from UBS Limited and N.M. Rothschild & Sons, Ltd, the board of directors of Merger Sub has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the Requisite Parent Vote.

Section 4.4 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

Section 4.5 Organizational Documents. Parent has made available to the Company correct and complete copies of the memorandum and articles of association of Parent and the certificate of incorporation and bylaws Merger Sub, in each case as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”). Parent has made available to Representatives of the Company correct and (except for redactions from such minutes to protect attorney-client privilege, to comply with confidentiality obligations to third parties and to preserve the confidentiality of discussions relating to this Agreement) complete copies of the minutes of all meetings of the board of directors and the audit committee of the board of directors of Parent held since January 1, 2006.

Section 4.6 Subsidiaries. A correct and complete list of all Subsidiaries of Parent and their respective jurisdictions of organization is set forth in Section 4.6 of the Parent Disclosure Letter. Each of the Subsidiaries of Parent is wholly-owned by Parent, directly or indirectly, free and clear of any Liens and Parent does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of Parent.

Section 4.7 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorizations of or with any Governmental Entity, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) a registration statement on Form F-4 relating to the registration under the Securities Act of the issuance of the Parent Ordinary Shares in the Merger (the “Registration Statement”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act and the Exchange Act;

(c) the filing with, and the approval by, the UKLA of a prospectus (the “Parent Prospectus”) and a shareholder circular (the “Parent Shareholder Circular” and, together with the Parent Prospectus, the “Parent Circular/Prospectus”) relating to the general meeting of the shareholders of Parent to be held to consider the transactions contemplated by this Agreement (the “Parent Shareholders Meeting”) and the issuance of the Parent Ordinary Shares contemplated pursuant to the Merger;

(d) compliance with any applicable state securities or “blue sky” Laws in connection with the issuance of Parent Ordinary Shares in the Merger;

(e) compliance with the rules and regulations of the London Stock Exchange, the Financial Services Authority and The Panel on Takeovers and Mergers; and

(f) compliance with the HSR Act.

Section 4.8 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Parent Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.7 and the Requisite Parent Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Parent Contracts”), other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Parent Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any assets of Parent or its Subsidiaries, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Capitalization.

(a) The authorized share capital of Parent consists solely of 185,000,000 Parent Ordinary Shares, 59,142,858 redeemable preference shares of £0.01 each and 7,500 deferred shares of £0.001 each.

(b) As of the close of business on February 6, 2009, (i) 132,899,374 Parent Ordinary Shares were issued and outstanding, (ii) no Parent Ordinary Shares were held in treasury by Parent and its Subsidiaries and (iii) 4,689,580 Parent Ordinary Shares were held in the Employee Benefit Trust for issuance under Parent’s employee share plans set forth in Section 4.9(b) of the Parent Disclosure Letter (the “Parent Option Plans”).

(c) Since the close of business on February 6, 2009, no share capital of Parent, or securities convertible or exchangeable into or exercisable for share capital of Parent, has been issued other than upon exercise of options over Parent Ordinary Shares (“Parent Share Options”) granted under the Parent Option Plans.

(d) All Parent Ordinary Shares that are issued and outstanding or are subject to issuance under this Agreement, (i) are or, upon such issuance, will be duly authorized, validly allotted and issued and fully paid and (ii) were not or, when so issued, will not have been issued in violation of any pre-emptive rights.

(e) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1000 shares of common stock, par value $0.01 per share, 100 of which have been validly issued, are fully paid and (if applicable) non-assessable and are owned by Parent, free and clear of any Lien.

(f) There are no outstanding contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or share capital of any Subsidiary of Parent or (ii) to make any investment in (A) any Subsidiary of Parent that is not wholly-owned by Parent or (B) any other Person.

(g) All outstanding share capital of each Subsidiary of Parent is duly authorized, validly allotted and issued and fully paid and was not issued in violation of any pre-emptive rights.

(h) As of the date of this Agreement, Parent Share Options to acquire an aggregate of 9,929,673 Parent Ordinary Shares have been granted and are outstanding under the Parent Option Plans. Other than (i) such Parent Share Options granted under the Parent Option Plans and (ii) an aggregate of 8,264,069 Parent Ordinary Shares available for grant under the Parent Option Plans as of the date of this Agreement, there are no options, warrants, calls, conversion rights, share appreciation rights, phantom share awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party (A) relating to the issued or unissued share capital or other securities of Parent or any of its Subsidiaries or (B) obligating Parent or any of its Subsidiaries to issue or sell any of their share capital or other securities.

(i) Parent has made available to the Company (i) correct and complete copies of all Parent Option Plans and the forms of options issued under those Parent Option Plans and (ii) a correct and complete list of the following information, as of the date of this Agreement, with respect to each Parent Share Option: (i) the exercise price per Parent Ordinary Share; (ii) the number of Parent Ordinary Shares subject to such Parent Share Option; and (iii) whether, as of the date hereof, such Parent Share Option is vested.

Section 4.10 Voting.

(a) The Requisite Parent Vote and the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub are the only votes of the holders of any class or series of the share capital of Parent or any of its Subsidiaries necessary (under the Parent Organizational Documents, the DGCL, the Companies Act 1985 and the Companies Act 2006 (together, the “Companies Acts”), other applicable Laws or otherwise) to approve the issuance of Parent Ordinary Shares in connection with the Merger, to approve and adopt this Agreement, and to approve the Merger and the other transactions contemplated by this Agreement.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party or of which Parent has Knowledge with respect to the voting of any share capital of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of Parent or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which shareholders of Parent may vote.

Section 4.11 Public Reports.

(a) Parent has made available to the Company correct and complete copies of, all circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents (including notifications to a RIS (as defined in the Listing Rules)) to which the Listing Rules and/or the prospectus rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Prospectus Rules”) and/or the disclosure rules and transparency rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Disclosure and Transparency Rules”) apply (collectively, the “Parent Public Reports”). The Parent Public Reports (i) were prepared in accordance with the requirements of the UKLA and other applicable Laws, (ii) timely filed with the UKLA and, if applicable, the Registrar of Companies (where the Parent Public Reports were required by Law or by the UKLA to be so filed) and (iii) in the case of Parent Public Reports which were required by Law or by the UKLA to so be filed, did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(b) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) No Subsidiary of Parent is required to file reports or other documents pursuant to the Listing Rules and/or the Prospectus Rules and/or the Disclosure and Transparency Rules or is otherwise required to file any forms, reports, schedules, statements or other documents with the UKLA, any other Governmental Entity (whether or not located in the United Kingdom) that performs a similar function to that of the UKLA or any securities exchange or quotation service.

Section 4.12 Disclosure Controls and Procedures.

(a) Parent keeps adequate accounting records which disclose with reasonable accuracy at any time its financial position as required by s 386 of Companies Act 2006 of the UK. Parent has taken reasonable steps (i) to establish procedures which provide a reasonable basis for them to make proper judgments on an ongoing basis as to the financial position and prospects of Parent and its group and (ii) to maintain a sound system of internal control including financial, operational and compliance controls and risk management systems, as required by the Listing Rules and the Combined Code on Corporate Governance dated November 1, 2006 and annexed to the Listing Rules.

(b) Parent has, prior to the preparation of its annual accounts (as defined in the Companies Act), disclosed to Parent’s auditor all information needed by Parent’s auditor to prepare its auditor’s report on Parent’s annual accounts.

(c) Since January 1, 2006, (i) neither Parent nor, to the Knowledge of Parent, any director or officer of Parent has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with IFRS or Parent’s published internal accounting controls, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has rendered a report to the board of directors of Parent or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers or directors.

Section 4.13 Financial Statements. Parent has delivered to the Company a correct and complete copy of the 2008 Parent Financial Statements. The 2008 Parent Financial Statements and the other audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent Public Reports: (a) complied as to form in all material respects with applicable accounting requirements and applicable Laws in effect at the time of filing; (b) were prepared in accordance with IFRS (except, in the case of unaudited statements, as permitted by applicable Laws) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c) give a true and fair view, in accordance with IRFS, of the state of the affairs of Parent and its Subsidiaries as of the dates thereof and the profit of Parent and its Subsidiaries for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 4.14 Liabilities. There are no Liabilities of Parent or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of Parent, including the notes thereto, under IFRS, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2008 and the notes thereto set forth in the 2008 Parent Financial Statement; (b) Liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that would not reasonably be expected to have individually or in the aggregate a Parent Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.15 Absence of Certain Changes. Since December 31, 2008, there has not been any Parent Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 31, 2008, (a) Parent and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) neither Parent nor any of its Subsidiaries has taken any action, which, if taken after the date of this Agreement, would be prohibited by Section 5.2.

Section 4.16 Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to the Company as of the date of this Agreement, (a) there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries or other Person for whom Parent or any of its Subsidiaries may be liable, and (b) there have been no adverse developments concerning such pending Legal Actions. Except as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to the Company as of the date of this Agreement, there are no Orders outstanding against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17 Contracts.

(a) There are no Parent Contracts required to be described in any Parent Public Report that are not so described as required by the Companies Acts, the Listing Rules and/or the Prospectus Rules and/or Disclosure and Transparency Rules, as the case may be. Parent has made available to the Company correct and (except for the redaction of certain information in certain Parent Contracts) complete copies of all Parent Contracts that are material to the business of Parent and its Subsidiaries (collectively, “Parent Material Contracts”).

(b) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Parent Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception, (ii) neither Parent nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts and, (iii) to the Knowledge of Parent, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts.

(c) There are no Parent Contracts that (i) restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or to engage in business in any geographic area, (ii) contain any so-called “most favored nation” provision or similar provisions requiring Parent or any of its Subsidiaries to offer to a

Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (iii) contain any non-assertion covenant or similar provisions explicitly restricting the ability of the Parent or any of its Subsidiaries to assert Patent-related claims or initiate any Patent-related Legal Action against any other Person concerning Patents owned by Parent or any of its Subsidiaries other than IP Licenses granted to customers by Parent or its Subsidiaries in the ordinary course of each of their respective businesses.

Section 4.18 Pension Plans.

(a) Section 4.18(a) of the Parent Disclosure Letter lists all material occupational and personal pension schemes within the meaning of the Pension Schemes Act 1993 under which any current or former director, officer, employee or consultant of Parent or any of its Subsidiaries has any right to benefits and which are or have been maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is or has been required to make contributions with respect to such directors, officers, or employees. All such plans are collectively referred to as the “Parent Pension Plans”.

(b) With respect to each Parent Pension Plan to which either the Parent or any Subsidiary contributes, Parent has made available (i) a true and complete copy of the member’s booklet, (ii) a list of all employees in respect of whom the Parent or any Subsidiary was contributing as at February 3, 2009. Neither the Parent nor any Subsidiary has any liability to provide any retirement or death benefit, whether under any Parent Pension Plan or otherwise, other than is expressly disclosed in Section 4.18(b) of the Parent Disclosure Letter.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Pension Plan, and (in relation to eligibility to join and employer contributions to each Parent Pension Plan) the Parent and each Subsidiary, is in compliance with all applicable Laws, including Article 141 (formerly Article 119) of the Treaty of Rome. Each Parent Pension Plan that is intended to be a registered scheme for HM Revenue & Customs purposes has been so registered and, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no event has occurred since the date of such registration that would adversely affect such registration.

(d) No Parent Pension Plan provides death benefits to current or former employees of Parent or any of its Subsidiaries that are not insured.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not increase any benefits otherwise payable under any Parent Pension Plan.

(f) There are no pending or, to the Knowledge of Parent, threatened claims or litigation against any Parent Pension Plan (including complaints to the Pensions Ombudsman and complaints under any internal disputes resolution procedure) other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) No employee of Parent or any Subsidiary came to his current employment in consequence of a transfer under the Transfer of Undertakings (Protection of Employment) 2006 or 1981, in relation to which any transferring employee, while he was employed by the transferor employer, had defined benefit pensions rights that the Parent or any Subsidiary became obliged to provide as a result of the transfer.

(h) Neither the Parent nor any Subsidiary is (within the meaning of Sections 435(6) and 435(7) and 435(10) of the Insolvency Act 1986) an associate of an employer of any defined benefit pension scheme to which Sections 38 through 57 of the Pensions Act 2004 may apply.

(i) Neither the Parent nor any Subsidiary has any commitment or obligation to provide, or contribute to, any retirement benefit for any person other than the requirement to make monthly contributions under the Parent Pension Plans. No target or defined benefit has been promised or offered by the Parent or any Subsidiary to any employee, under any Parent Pension Plan or otherwise, other than lump-sum death in service benefits.

Section 4.19 Labor Relations.

(a) Neither Parent nor any of its Subsidiaries recognizes any trade union in respect of its employees and, to the Knowledge of Parent, no trade union has sought formal recognition within the last three years or is now seeking formal recognition. Neither Parent nor any of its Subsidiaries is a party to a material collective bargaining agreement with any trade union and, except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries currently has, or to the Knowledge of Parent is there now threatened a strike or other organized industrial action.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to the employment of its employees including all applicable Laws relating to wages, hours, employment discrimination, safety and health, and the collection and payment of withholding and/or social security taxes.

Section 4.20 Taxes.

(a) All Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 4.20(a), except for Taxes as to which the failure to pay or adequately provide for would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Parent or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of Parent, threatened in writing with respect to any Taxes due from or with respect to Parent or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against Parent or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Parent Public Reports except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action and, to the Knowledge of Parent, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither Parent nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in Parent’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

Section 4.21 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the operations of Parent and each of its Subsidiaries comply with applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations, and such operations are in compliance with applicable Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, no condition exists on any property, currently or formerly, owned or operated by Parent that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 4.21 shall be the only representation made by Parent with respect to Environmental Laws, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 4.22 Intellectual Property.

(a) Parent and its Subsidiaries (i) own, free and clear of any Liens, or otherwise have the right to use under valid and enforceable IP Licenses, the Intellectual Property used in connection with their respective businesses as presently conducted (the “Parent Intellectual Property”) and (ii) have the unrestricted right to use, make, have made, sell, offer to sell, import, license, sublicense and otherwise exploit the Parent Intellectual Property, subject to the terms and conditions of such IP Licenses.

(b) Section 4.22(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all registrations, issuances and applications for all material Intellectual Property owned by Parent or any of its Subsidiaries, specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 4.22(c) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all material IP Licenses under which Parent or any of its Subsidiaries is a licensor, licensee, distributor or reseller. Parent and its Subsidiaries have substantially performed all material obligations imposed on them under such IP Licenses, except for obligations that may be imposed under licenses relating to Off-the-Shelf Software of Parent and its Subsidiaries. The transactions contemplated by this Agreement will not result in the termination of, or otherwise require the consent, approval or other authorization of any party to, or materially alter the terms of, any IP License other than those for Off-the-Shelf Software. In relation to any material IP License under which Parent or any of its Subsidiaries is a licensor of Parent Intellectual Property, such licenses have been granted in the ordinary course of business and have not materially diminished the value of the business of Parent and its Subsidiaries, taken as a whole.

(d) Section 4.22(d) of the Parent Disclosure Letter lists, to the Knowledge of Parent, as of the date of this Agreement, all Open Source Materials that Parent or any of its Subsidiaries has utilized in any way in the development, testing, production or sale of the Parent Intellectual Property. Section 4.22(d) of the Parent Disclosure Letter identifies, to the Knowledge of Parent, as of the date of this Agreement, all of Parent’s current or proposed products that use or contain such Open Source Materials, including whether and how the Open Source Materials have been modified and/or distributed by Parent.

(e) To the Knowledge of Parent, all of Parent’s and any of its Subsidiary’s material rights in the Parent Intellectual Property are valid and enforceable. Parent and its Subsidiaries have taken all commercially reasonable actions to maintain and protect each item of registered or issued Parent Intellectual Property owned or purported to be owned by them.

(f) Parent and its Subsidiaries have taken all commercially reasonable precautions to protect (i) the secrecy, confidentiality, and value of their Trade Secrets and (ii) the proprietary nature and value of the Parent Intellectual Property. To the Knowledge of Parent, none of the material Trade Secrets, the value of which is contingent upon maintenance of confidentiality, have been disclosed to any employee, representative or agent of Parent or any of its Subsidiaries or any other Person not obligated to maintain such Trade Secret in confidence pursuant to a confidentiality agreement, except as required by the applicable patent office pursuant to the filing of a Patent application by Parent.

(g) Parent and its Subsidiaries are diligently prosecuting all Patent applications they have filed. Parent and its Subsidiaries are diligently preparing and filing Patent applications for all identified inventions that have come to the attention of senior engineering management personnel and have been deemed, in the ordinary course, to be appropriate subjects for Patent protection, in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application.

(h) Each present or past employee, officer, consultant or any other Person who developed any part of any product or Intellectual Property that is owned or purported to be owned by Parent or any of its Subsidiaries has executed a valid and enforceable agreement with Parent or one of its Subsidiaries that (i) conveys any and all right, title and interest in and to all Intellectual Property developed by such person in connection with such person’s employment or contract to Parent or the applicable Subsidiary, (ii) requires such person, during and after the term of employment or contract, to cooperate with Parent or the applicable Subsidiary in the prosecution of any Patent applications filed in connection with such Intellectual Property, (iii) establishes that to the extent such person is an author of a copyrighted work created in connection with such person’s employment or contract, such work is a “work made for hire,” as set forth in 17 U.S.C. § 101, or is otherwise owned by Parent or the applicable Subsidiary, and (iv) obligates the employee or contractor to keep any confidential information of Parent and its Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or contract. To the Knowledge of Parent, no employee or consultant of Parent or any of its Subsidiaries is in violation of any Laws applicable to such employee, or any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with Parent, any of its Subsidiaries or any prior employer or client, as the case may be. To the Knowledge of Parent, no such employee, consultant or other person has excluded works or inventions made prior to his employment with or work for Parent or any of its Subsidiaries from his assignment of inventions pursuant to such proprietary invention agreements.

(i) No former employer or client of any employee of Parent or any of its Subsidiaries, and no current or former client of any consultant of Parent or any of its Subsidiaries, has made an outstanding claim against Parent or any of its Subsidiaries or, to the Knowledge of Parent, against such employee, consultant or any other Person, that such employee or consultant is utilizing or infringing upon Intellectual Property of such former employer or client.

(j) To the Knowledge of Parent, it is not necessary for the business of Parent or any of its Subsidiaries as presently conducted to use any material Intellectual Property owned by any present or past director, officer, employee or consultant of Parent (or persons Parent presently intends to hire).

(k) To the Knowledge of Parent, none of the Intellectual Property owned by Parent or any of its Subsidiaries, nor the conduct of Parent or its Subsidiaries’ business infringes, misappropriates or otherwise violates any Intellectual Property rights of any other Person. No claims have been made against the Parent or any of its Subsidiaries within the previous five (5) years that the Intellectual Property owned by them or the conduct of their business, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person, and, to the Knowledge of Parent, there is no fact, event, condition or circumstance that would reasonably be expected to give rise to or serve as the basis for the commencement of any such claim. To the Knowledge of Parent, no claim has been asserted that any Person is infringing upon or otherwise violating the Intellectual Property rights of Parent or any of its Subsidiaries in any material respect.

Section 4.23 Real Property; Personal Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for such Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Section 4.23(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the material leases, subleases and other agreements under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (“Parent Leases”), and Parent has made available to the Company correct and complete copies of each Parent Lease. Each Parent Lease is valid, binding and enforceable, subject to any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Law, and no termination event or condition or uncured default on the part of Parent or any such Subsidiary exists under any Parent Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all personal assets used by them sufficient to conduct their respective businesses as currently conducted. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any Liens, except for Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.24 Permits; Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in possession of all Permits necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Parent Permits”), and all such Parent Permits are in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no suspension or cancellation of any of the Parent Permits is pending or threatened, and (ii) no such suspension or cancellation will result from the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to Parent or such Subsidiary or by which any of their assets are bound or (ii) any Parent Permits.

(c) No representation is made under this Section 4.24 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 4.18, Section 4.19 and Section 4.21, respectively.

Section 4.25 Unlawful Payments. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any director or officer of Parent has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 4.26 Insurance. Parent and its Subsidiaries have made accurate summaries of their material insurance policies available to the Company.

Section 4.27 Reserved.

Section 4.28 Brokers and Finders. No broker, finder or investment banker other than UBS Limited and N.M. Rothschild and Sons Ltd is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.29 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.30 Information. To the Knowledge of Parent, none of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Registration Statement or necessary to make the statements in that Registration Statement, in light of the circumstances in which they are made. not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to the Company and its Subsidiaries) and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively.

Section 4.31 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by Parent or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or any of its Subsidiaries or the business conducted by Parent or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Parent Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or any of its Subsidiaries or the future business, operations or affairs of Parent or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent (not to be unreasonably withheld):

(a) amend any of the Company Organizational Documents;

(b) make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by wholly-owned Subsidiaries;

(c) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than (A) pursuant to the exercise of the Company Stock Options or vesting of RSUs and PSAs that are outstanding as of the date of this Agreement, (B) any such securities issued in compliance with Section 5.1(d) or (C) pursuant to the ESPP in accordance with its terms) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(d) (i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing Company Benefit Plans), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend or take any action to accelerate rights under, any Company Benefit Plans, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status consistent with past practice or (D) pursuant to existing collective bargaining agreements;

(e) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof;

(f) sell, lease, license, transfer, pledge, encumber, grant or dispose of (i) any material Company Intellectual Property or (ii) any other assets of the Company or its Subsidiaries, including the capital stock of Subsidiaries of the Company, that are material to the Company and its Subsidiaries, taken as a whole, other than the licensing of Company Intellectual Property in connection with the sale or license of products or services to customers, the sale of inventory or the disposition of used or excess equipment, in each case in the ordinary course of business consistent with past practice;

(g) Subject to Section 5.4, and in the case of Company Material Contracts under clause (i) of the definition thereof, other than in the ordinary course of business, (i) enter into any Company Material Contract or (ii) terminate, cancel or amend in any material respect any such Company Material Contract;

(h) other than in the ordinary course of business consistent with past practice (i) incur, assume or prepay any indebtedness, or (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person;

(i) (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice, or (ii) make any loans to its directors or officers;

(j) make any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of 80% of the capital expenditures provided for in the Company’s budget for such fiscal year (a correct and complete copy of which has been provided to Parent);

(k) change its accounting policies or procedures, other than as required by U.S. GAAP;

(l) waive, release, assign, settle or compromise any Legal Actions, except in the case of settlements or compromises where the amount paid is covered by insurance or does not exceed $100,000 individually or $500,000 in the aggregate and which, in each case, do not include any (a) licenses of material Company Intellectual Property that would, when such license is considered on a standalone basis, be outside the ordinary course of business, (b) any exclusive license of material Company Intellectual Property or (c) material restrictions on the Company’s business;

(m) take any action or omit to take any action that would reasonably be expected to cause any material Company Intellectual Property to become invalidated, abandoned or dedicated to the public domain;

(n) take any action that could reasonably be expected to result in any representation or warranty of the Company under this Agreement becoming untrue or inaccurate in any material respect or omit to take any action reasonably necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect; provided that the failure to comply with this covenant shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have a Company Material Adverse Effect; or

(o) authorize, propose or commit to do any of the foregoing.

Section 5.2 Conduct of Business of Parent. Except as contemplated by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, (x) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships and (y) refrain from taking any action that would reasonably be expected to materially diminish the value of its and their business. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of the Company (not to be unreasonably withheld):

(a) amend its articles of association in any manner that changes the attributes of the Parent Ordinary Shares or amend the Certificate of Incorporation of Merger Sub, other than increasing its authorized share capital to a total of 350,000,000 Parent Ordinary Shares if approved by Parent’s shareholders at Parent’s 2009 annual general meeting;

(b) make, declare or pay any dividend or distribution on its share capital, other than dividends paid by wholly-owned Subsidiaries;

(c) (i) adjust, split, combine or reclassify its share capital, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital, (iii) issue, deliver or sell any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital or such securities (other than (A) pursuant to the exercise of Parent Share Options that are outstanding as of the date of this Agreement or (B) the allotment of shares for cash pursuant to an authority approved by Parent’s shareholders, up to an aggregate nominal amount of 5% of Parent’s issued share capital as at the date of this Agreement without first offering them to existing shareholders in proportion to their existing holdings, provided that the price at which the shares are allotted represents no more than a 5% discount to the higher of the market price of Parent Ordinary Shares at the date of this Agreement and the market price of Parent Ordinary Shares immediately prior to the announcement of such allotment of shares); or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital;

(d) (i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits other than in the ordinary course of business pursuant to any existing plan or arrangement to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing agreements, plans or policies), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status consistent with past practice or (D) pursuant to existing agreements;

(e) take any action that could reasonable be expected to result in any representation or warranty of Parent under this Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Effective Time or omit to take any action reasonably necessary to prevent any such representation or warranty from becoming inaccurate in any material respect at such time; provided, that the failure to comply with this covenant shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have a Parent Material Adverse Effect;

(f) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated hereby, including any acquisition that could (i) constitute an acquisition of a Significant Subsidiary of Parent or otherwise require (x) a pre-effective amendment of the Registration Statement containing new financial information required by either Rule 3-05 or Article 11 under Regulation S-X promulgated by the SEC or (y) a post-effective amendment of the Registration Statement, in either case, whether by incorporation by reference or otherwise, (ii) prevent or lengthen the time period required to obtain clearance of the transactions contemplated hereby under the HSR Act, (iii) cause Parent or its accountants to amend or modify the working capital statement in the Parent Circular/Prospectus or any supplementary document, (iv) affect Parent’s ability to repay its debts as and when they fall due.

(g) sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets of Parent or its Subsidiaries to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger; or

(h) authorize, propose or commit to do any of the foregoing.

Section 5.3 Access to Information; Confidentiality; No Control.

(a) Each of the Company and Parent (such Person providing access pursuant to this Section 5.3, the “Disclosing Party”) shall, and shall cause their respective Subsidiaries to: (i) provide the other party (such party receiving access pursuant to this Section 5.3, the “Receiving Party”), and the Receiving Party’s Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of Disclosing Party and its Subsidiaries; and (ii) furnish promptly such information concerning the Disclosing Party and its Subsidiaries as the Receiving Party or its Representatives may reasonably request; provided, however, that the Receiving Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of business or operations of the Disclosing Party; provided, further, however, that the Disclosing Party shall not be obligated to provide such access or information if the Disclosing Party determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose the Disclosing Party to risk of liability for disclosure of sensitive or personal information. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement. Further, this Section 5.3(a) shall not authorize any invasive or destructive sampling or testing of, or at, any property.

(b) Each of the Company and Parent shall provide the other with monthly management reports regarding it and its Subsidiaries in such level of detail and scope as such party prepares in the ordinary course of business. The Company shall provide to Parent (i) weekly order book updates and cash reports and

(ii) forecast updates (to the extent the Company has prepared updates showing changes from forecasts previously provided to Parent), in each case in such level of detail and scope as the Company prepares in the ordinary course of business.

(c) Each of the Company and Parent shall promptly inform the other of all material developments concerning any material Legal Action involving such party or any of its Subsidiaries, including in relation to any efforts to settle or compromise the same, and shall promptly furnish such information concerning such developments as the other party or its Representatives may reasonably request; provided, that neither party shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information.

(d) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated September 10, 2008, as amended, modified or supplemented (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(e) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d) or Section 7.4(a), the Company shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly:

(i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a Company Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Company Takeover Proposal in furtherance of such Company Takeover Proposal (it being understood that this restriction shall not apply to the sharing of information in the ordinary course of business);

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent;

(iv) approve, endorse or recommend any Company Takeover Proposal;

(v) enter into any Contract relating to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement); or

(vi) publicly propose to take any of the foregoing actions.

(b) The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Company Takeover Proposal. The Company shall, to the extent it has a contractual right to do so, promptly request that each Person who has executed a confidentiality agreement with the Company in the 12 month period prior to the date of this Agreement in connection with that Person’s consideration of a Company Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4. The Company agrees that any violation of the provisions of this Section 5.4 by any Representative of the Company or any of its Subsidiaries at the direction or with the consent of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

(c) The Company shall notify Parent promptly upon receipt of (i) any Company Takeover Proposal or indication that any Person is considering making a Company Takeover Proposal or (ii) any request for non-public information relating to the Company or any of its Subsidiaries in connection with a Company Takeover Proposal. The Company shall provide Parent promptly with the identity of such Person and a copy of such Company Takeover Proposal, indication or request (or, where no such copy is available, a written summary of the material terms of such Company Takeover Proposal). The Company shall keep Parent informed on a reasonably current basis of the status of any such Company Takeover Proposal, indication or request, and any related communications to or by the Company or its Representatives.

(d) Notwithstanding anything in this Agreement to the contrary, subject to the Company’s compliance in all material respects with the provisions of this Section 5.4 and only until the Requisite Company Vote is obtained, the Company and its board of directors shall be permitted to:

(i) (A) engage in discussions and negotiations with a Person who has made a bona fide unsolicited Company Takeover Proposal and (B) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to such Person (provided that prior to furnishing or disclosing such information the Company has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and the Company concurrently discloses the same such non-public information to Parent (to the extent not already disclosed)), in each case if the board of directors of the Company determines in good faith, after consultation with the Company Financial Advisor, that such Company Takeover Proposal could reasonably be expected to lead to a Superior Proposal;

(ii) withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent if the board of directors of the Company has (A) after consultation with legal counsel, determined in good faith that failure to take such action would be inconsistent with its duties to the stockholders of the Company and (B) where such withdrawal, modification or amendment does not involve a Company Takeover Proposal, provided Parent with at least two Business Days’ prior written notice of its intention to take such action; and/or

(iii) recommend such Company Takeover Proposal if (A) the board of directors of the Company has determined in good faith, after consultation with the Company Financial Advisor, that such Company Takeover Proposal constitutes a Superior Proposal and (B) the Company has provided Parent with three Business Days prior written notice of its board of directors’ intention to take such action (it being understood that such three Business Day period will not apply if the three Business Day period (or two Business Day period in respect of an amendment) provided for in Section 7.4(a)(iii) is applicable).

(e) For the avoidance of doubt, nothing in this Agreement shall prohibit the board of directors of the Company from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (it being understood and agreed that any “stop-look-and-listen” communication by the board of directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), shall not be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation).

Section 5.5 Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, or (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting the Company or any of its Subsidiaries or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Parent shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting Parent or any of its Subsidiaries, or (iv) event change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of Parent contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6 Proxy/Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare a single document (the “Proxy Statement/Prospectus”) that will constitute both (i) the Company Proxy Statement and (ii) the prospectus to be included in Parent’s Registration Statement, and (ii) Parent shall file the Registration Statement with the SEC. Parent and the Company shall cause the Proxy Statement/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable (the date of effectiveness being the “Registration Statement Effective Date”). Parent shall use reasonable best efforts to obtain, prior to the effectiveness of the Registration Statement, all state securities laws or “Blue Sky” permits, approvals or exceptions as required to consummate the transactions contemplated hereby. Each of Parent and the Company shall immediately notify the other of any communication from the SEC (and, to the extent such communication is in writing, provide to the other a copy of such communication) concerning the Registration Statement or the Proxy Statement/Prospectus. Parent or the Company each shall furnish all information concerning itself as the other party may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and each shall cause (so far as it is legally capable of causing) its accountants to assist with the furnishing of such information. As promptly as practicable after the Registration Statement Effective Date, the proxy statement and prospectus included in the Proxy Statement/Prospectus (collectively, the “Proxy Materials”) shall be mailed to the stockholders of the Company.

(b) Subject to Section 5.4, no amendment or supplement to the Proxy Statement/Prospectus shall be made without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned. Each of Parent and the Company shall promptly advise the other upon becoming aware of (i) the time when the Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification of Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction or (iv) any comments, responses or requests from the SEC relating to the Registration Statement or Proxy Statement/Prospectus or any of the transactions contemplated by this Agreement.

(c) The information supplied by the Company for inclusion in the Proxy Statement/Prospectus shall not, at (i) the Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to the Company or any of its Subsidiaries should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

(d) The information supplied by Parent for inclusion in the Proxy Statement/Prospectus and in any other filing with the SEC by the Company shall not, at (i) the Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting, (iv) the Effective Time and (v) at the time such document is filed with or submitted to the SEC, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to Parent or any of its Subsidiaries should be discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the Exchange Act.

(e) Subject to Section 5.4(d)(ii) or 5.4(d)(iii), the Company Proxy Statement shall include the Company Board Recommendation.

Section 5.7 Parent Shareholder Circular/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file with the UKLA for its approval a draft copy of the Parent Circular/Prospectus and Parent shall cause the Parent Circular/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. The Company shall furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Parent Circular/Prospectus. Parent shall use reasonable best efforts to obtain formal approval of the Parent Circular/Prospectus concurrently with the Registration Statement Effective Date including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA for the purposes of obtaining such approval. As promptly as practicable after the Parent Circular/Prospectus is approved by the UKLA, Parent shall procure that the directors of Parent mail the Parent Shareholder Circular to the shareholders of Parent and publish the Parent Prospectus in accordance with applicable Law.

(b) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Parent Circular/Prospectus and any amendments or supplements thereto (in each case prior to the publication thereof) and Parent will take into account any reasonable comments made by, or reasonable requests of, the Company and its counsel. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Parent Circular/Prospectus has been approved by the UKLA or any supplement or amendment has been filed or (ii) any comments, responses or requests from the UKLA relating to the Parent Circular/Prospectus.

(c) The information supplied by the Company for inclusion in the Parent Circular/Prospectus and any announcement to any regulatory information service approved by the UKLA in connection with the Parent Circular/Prospectus shall not, in the case of the Parent Circular/Prospectus, at the time the Parent Shareholder Circular is first mailed to shareholders of Parent and the Parent Prospectus is first published and at the time such shareholders vote on the resolutions set forth in the Parent Shareholder Circular, and in the case of any such announcement at the time it is provided by the Company to the Parent, contain any untrue statement of a material fact or fail to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Parent and the board of directors of Parent shall not withdraw, modify or amend the Parent Board Recommendation in any manner adverse to the Company, and the Parent Circular/Prospectus shall include the Parent Board Recommendation, unless the board of directors of Parent has (i) based upon the written opinion of an internationally recognized law firm as to the duties of the directors to shareholders and other applicable Law in the context of the facts presented, in its good faith reasonable judgment, determined that failure to take such action would be a violation of its duties to shareholders of Parent or other applicable Law, it being understood that such determination may not be based on facts that exist on the date hereof and (ii) provided the Company with at least three (3) Business Days’ prior written notice of its intention to take such action.

Section 5.8 Stockholders/Shareholders Meetings.

(a) The Company shall call and hold the Company Stockholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of voting upon adoption of this Agreement. Parent and the Company shall cooperate with each other to cause the Company Stockholders Meeting to be held as promptly as practicable following the mailing of the Proxy Materials to the stockholders of the Company. Subject to Section 5.4(d) and Section 5.4(e), the Company shall (i) use reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (ii) take all other action reasonably necessary or advisable to secure the Requisite Company Vote.

(b) Parent shall call and hold the Parent Shareholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of obtaining the Requisite Parent Vote. Parent and the Company shall cooperate with each other to cause the Parent Shareholders Meeting to be held as promptly as practicable following the mailing of the Parent Shareholder Circular to the shareholders of Parent. Subject to 5.7(d), Parent shall (i) use reasonable best efforts to solicit or cause to be solicited from its shareholders proxies in favor of the transactions contemplated by this Agreement and (ii) take all other action reasonably necessary or advisable to secure the Requisite Parent Vote.

(c) Notwithstanding the foregoing clauses (a) and (b), the Company and Parent shall cooperate with one another in setting a mutually acceptable date, which shall be as soon as reasonably practicable, for the Company Stockholder Meeting and the Parent Shareholder Meeting to enable them to occur, to the extent practicable, on the same date.

Section 5.9 Benefit Plans; Section 16 Matters.

(a) Prior to the Effective Time, the Company shall take all actions with respect to the Company Option Plans and the ESPP and all Company Stock Options, RSUs, PSAs and other outstanding awards and rights thereunder as shall be necessary to make the adjustments described under and effect the provisions of Section 2.4, including notifying participants in the Company Option Plans and ESPP of such adjustments and actions and, if required, obtaining consent therefrom. Prior to the Effective Time, the Company shall take all actions necessary and satisfactory to Parent to terminate the ESPP effective as of or prior to the Effective Time. The Company shall take all actions reasonably necessary to avoid the commencement of any new offering period under the ESPP at or after the date of this Agreement and prior to the Effective Time, including but not limited to, amending the terms of the ESPP. Following the date of this Agreement, participants in the ESPP may not increase their payroll deductions or otherwise increase their purchase elections under the ESPP from those in effect on the date of this Agreement.

(b) If any employee of the Company or any of its Subsidiaries as of the Effective Time (each, a “Company Employee”) is, at any time after the Effective Time, transferred to Parent or any of its Subsidiaries or becomes a participant in an employee benefit plan, program or arrangement maintained or contributed to by Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), then Parent shall (i) treat the prior service of such employee with the Company or its Subsidiaries, to the extent prior service was generally recognized under the Company Benefit Plans providing similar benefits, as service rendered to Parent or such Subsidiary of Parent for purposes of eligibility and vesting and (ii) waive any pre-existing condition limitation that might otherwise apply to such employee, under such plan, program or arrangement to the extent waived or satisfied under the terms of a Company Benefit Plan. Except in each case where the applicable terms and conditions of employment are specified by Law, collective bargaining agreement, works council rules or similar arrangements, as of the Effective Time, and for a period of twelve months thereafter (the “Continuation Period”), Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide each Company Employee who continues to be employed by Parent or any of its Subsidiaries (including the Surviving Corporation) after the Effective Time (i) base salary or annual wages (as applicable) and cash incentive compensation opportunity that are not less favorable than the base salary or annual wages, as applicable, and cash incentive opportunity, such Company Employee received immediately prior to the Effective Time, and (ii) employee benefits that are no less favorable, in the aggregate, than those employee benefits (excluding any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) provided to Company Employees immediately prior to the Effective Time pursuant to the Company Benefit Plans. Notwithstanding the foregoing, Parent and its Subsidiaries (including the Surviving Corporation) may modify, amend or terminate any Company Benefit Plan, other employee benefit plan or arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) during the Continuation Period without breach of this Section 5.9(b) if the employee benefits provided to Company Employees after giving effect to such action are no less favorable than those provided to similarly situated employees of Parent and its other Subsidiaries.

(c) The board of directors of the Company and Parent shall, prior to the Effective Time, take all actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) The provisions of this Section 5.9 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of the Company or any of its Subsidiaries (including any beneficiary or dependant thereof) in respect of employment by the Company or any of its Subsidiaries. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation and each of their Subsidiaries to terminate any employee of the Surviving Corporation or any of their Subsidiaries for any reason or (ii) require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Company Benefit Plans, employee benefit plans or arrangements or prevent the amendment modification or termination thereof after the Effective Time.

Section 5.10 Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification, advancement of expenses and exculpation existing on the date of this Agreement in favor of any present or former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents, or any organizational documents of any of the Company’s Subsidiaries, or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, or otherwise in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect after the Effective Time and the provisions in the Company Organizational Documents, any organizational documents of any of the Company’s Subsidiaries or any such agreement providing for such indemnification advancement of expenses and exculpation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individual.

(b) Parent shall, and shall cause the Surviving Corporation to, indemnify all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Legal Action, whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time or (ii) acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring at or prior to the Effective Time. If any Indemnified Party is or becomes involved in any such Legal Action, Parent shall pay as incurred such Indemnified Party’s legal fees, costs and expenses incurred in connection with such Legal Action, subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified.

(c) Parent shall, or shall cause the Surviving Corporation to, maintain in effect for at least seven years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company, or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the individuals covered by such policies than the terms of such policies in effect on the date hereof (“D&O Replacement Policy”), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the dollar amount of such percentage being the “Maximum Premium”). If Parent is unable to obtain, or unable to so cause to be obtained, the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, it shall instead obtain, or cause the Surviving Corporation to obtain, as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. The Company represents that the Maximum Premium as of the date hereof is $1,407,692.98. Prior to the Effective Time, the Company may, and after the Effective Time, Parent may, obtain one or more seven year prepaid “tail policy” or policies in lieu of the current policies of directors’ and officers’ liability insurance maintained by the Company applicable from and after the Effective Time to the acts and omissions of directors and officers of the Company up to and including the Effective Time and providing the same coverage and amounts and terms and conditions as such current policies (collectively, the “D&O Tail Policy”). Parent shall not take any action to terminate the D&O Replacement Policy or the D&O Tail Policy during such seven-year period, and any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. If such D&O Tail Policy is obtained, Parent shall not be obligated to obtain the D&O Replacement Policy.

Section 5.11 Governance of Parent. At the Effective Time, Parent shall take the actions specified in Section 5.11 of the Parent Disclosure Letter.

Section 5.12 Best Efforts; Parent’s Obligations.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause such conditions to fail to be satisfied).

(b) From the date of this Agreement until the Effective Time, Parent shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly: (i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a Parent Takeover Proposal; (ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to Parent or any of its

Subsidiaries to, any Person that has made or indicated an intention to make a Parent Takeover Proposal in furtherance of such Parent Takeover Proposal (it being understood that this restriction shall not apply to the sharing of information in the ordinary course of business); (iii) approve, endorse or recommend any Parent Takeover Proposal; (iv) enter into any Contract relating to a Parent Takeover Proposal; or (v) publicly propose to take any of the foregoing actions; except to the extent required by the City Code on Takeovers and Mergers as administered by the Panel on Takeovers and Mergers.

(c) Except with respect to a withdrawal, modification or amendment of the Company Board Recommendation (which shall be subject to Section 5.4) or the Parent Board Recommendation (which shall be subject to Section 5.7(d)), nothing in this Agreement will prohibit either party from making disclosures to shareholders or otherwise that the board of directors of such party determines in good faith are required by applicable Laws.

Section 5.13 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall (i) as promptly as practicable (and within twenty (20) days of the date hereof in the case of the notification required under the HSR Act) make any necessary filings, applications and notifications, and thereafter make any other submissions either required or deemed appropriate by each of the parties to this Agreement, in connection with the transactions contemplated by this Agreement under (A) the Securities Act, the Exchange Act and state securities or “blue sky” Laws, (B) the HSR Act, (C) the DGCL and the Companies Acts, (D) any other applicable Laws and (E) the rules and regulations of The NASDAQ Stock Market, the London Stock Exchange and the Financial Services Authority, and (ii) as promptly as practicable, execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings, applications, notifications and other submissions, including by providing copies of all such documents to the non-filing party and its advisors prior to filing and furnishing each other (on an outside counsel basis if appropriate) all information required for any such filing, application, notification, or other submission. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document. Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response in full compliance with such request. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Law. Without limiting the foregoing, the parties hereto agree to (A) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Competition Law, (B) give each other an opportunity to participate in such meeting, (C) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Competition Law, (D) if any Governmental Entity initiates a substantive oral communication regarding any competition Law, promptly notify the other party of the substance of such communication, (E) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding the notification required under the HSR Act and (F) provide each other with copies of all written communications to or from any Governmental Entity relating to any Competition Law. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.13(c), and unless the boards of directors of the Company and Parent mutually agree otherwise, each of the parties shall, and shall cause each of its Subsidiaries to, take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Competition Law and to enable all waiting periods under any Competition Law to expire, and to avoid or eliminate each and every impediment under any Law asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby to occur as promptly as possible, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity, (ii) if necessary to obtain clearance by any Governmental Entity as promptly as possible, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or business of Parent and its Subsidiaries and the Company and its Subsidiaries or committing to any restrictions on its business and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(c) Notwithstanding the foregoing, nothing in this Section 5.13 will require, or be construed to require, Parent or the Company to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in the case of either clause (i) or (ii), would reasonably be expected to result in a material adverse effect on the business of Parent and the Company, taken together, as expected to be conducted after the Effective Time.

Section 5.14 Qualification as a Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations. From and after the date of this Agreement and until the Effective Time, each of Parent and the Company shall use their best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other party, knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code. Each of Parent and the Company shall timely satisfy or cause to be satisfied the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(b) Upon the filing of the Registration Statement and at the Effective Time, Parent and the Company shall deliver to Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Parent, and Simpson Thacher & Bartlett LLP, counsel to the Company, letters in a form reasonably acceptable to each of Parent and the Company, except that neither Parent nor the Company shall be obligated to deliver such letters if the proposed statements and representations set forth therein are not true, correct and complete in all material respects at such time. Each of Parent and the Company shall (i) notify the other party, counsel to Parent and counsel to the Company if Parent or the Company (as applicable) becomes aware of any facts that would make any of the representations set forth in its letter untrue at the time of the filing of the Registration

Statement or at the Effective Time and (ii) promptly provide to the other party, counsel to Parent, and counsel to the Company a revised form of letter that reflects such updated facts.

Section 5.15 Public Announcements. Parent and the Company shall consult with each other, and take into account the reasonable comments of the other, before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, in which case that party shall use reasonable best efforts to consult with the other party, and take into account the reasonable comments of the other party, before issuing any such release or making any such public statement.

Section 5.16 Stock Exchange Listings. Parent shall use its best efforts to cause the Parent Ordinary Shares to be issued in the Merger to be approved for admission to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities prior to the Effective Time including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA or the London Stock Exchange for the purposes of obtaining such approval. The Parent shall, on or prior to Closing, procure the waiver of any cancellation of the admission of the Parent Ordinary Shares to the Official List of the UKLA pursuant to the Listing Rules as a result of the Merger or procure that, with effect from the Effective Time, all such shares (including the Parent Ordinary Shares to be issued pursuant to the Merger) shall be admitted or readmitted, as applicable, to the Official List of the UKLA. The parties to this Agreement shall use their best efforts to cause the Company Common Stock to be de-listed from The NASDAQ Stock Market and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 5.17 Fees, Costs and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Proxy Materials and the filing fee under the HSR Act shall be shared equally by Parent and the Company and (b) as otherwise provided in Section 7.5.

Section 5.18 Takeover Statutes. If any Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.19 Defense of Litigation. The Company shall give Parent the opportunity to participate in the defense of any Legal Action against the Company or its Subsidiaries and/or their respective directors and/or officers relating to the transactions contemplated by this Agreement. The Company shall not settle or offer to settle any such Legal Action without the prior written consent of Parent, not to be unreasonably withheld. Subject to Section 5.4(d), the Company shall not substantively cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

Section 5.20 Maintenance and Prosecution of Intellectual Property by the Company.

(a) The Company shall take all reasonable actions to protect and maintain the Company Intellectual Property, including prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by the Company. The Company shall continue to diligently prepare and file Patent applications for all identified inventions that have or may come to the attention of senior management personnel and have been or are deemed, in the ordinary course, to be appropriate subjects for patent protection. The Company shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) The Company shall promptly notify Parent (i) if it knows, or has reasonable grounds to suspect, that any Company Intellectual Property owned by the Company or any of its Subsidiaries may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office (the “U.S. PTO”) or the United States Copyright Office (the “U.S. Copyright Office”) or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office, regarding its ownership of any Company Intellectual Property or its right to register the same or to keep, maintain and/or use the same.

(c) The Company shall promptly notify Parent of any material infringement of any Company Intellectual Property of which it becomes aware and shall consult with Parent regarding the actions to take to protect such Company Intellectual Property.

Section 5.21 Maintenance and Prosecution of Intellectual Property by Parent.

(a) Parent shall take all reasonable actions to protect and maintain the Parent Intellectual Property, including prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by Parent. Parent shall continue to diligently prepare and file Patent applications for all identified inventions that have or may come to the attention of senior management personnel and have been or are deemed, in the ordinary course, to be appropriate subjects for patent protection. Parent shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) Parent shall promptly notify the Company (i) if it knows, or has reasonable grounds to suspect, that any Parent Intellectual Property owned by Parent or any of its Subsidiaries may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office (the “U.S. PTO”) or the United States Copyright Office (the “U.S. Copyright Office”) or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office, regarding its ownership of any Parent Intellectual Property or its right to register the same or to keep, maintain and/or use the same.

(c) Parent shall promptly notify the Company of any material infringement of any Parent Intellectual Property of which it becomes aware and shall consult with the Company regarding the actions to take to protect such Parent Intellectual Property.

Section 5.22 Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall use commercially reasonable efforts to:

(a) prepare and timely file all material Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all material Taxes shown as due and payable on such Post-Signing Returns that are so filed;

(c) promptly notify Parent of any material Legal Action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter and not settle or compromise any such Legal Action or audit without Parent’s prior written consent (not to be unreasonably withheld); and

(d) not make or revoke any material Tax election or adopt or change a Tax accounting method without Parent’s prior written consent (not to be unreasonably withheld).

Section 5.23 Third Party Consents. The parties shall use commercially reasonable efforts to obtain any conditional consents, waivers and approvals under any Company Contracts that may be required in connection with the Merger and shall consult with each other in determining which consents, waivers and approvals should be sought; provided that the failure to comply with this Section 5.23 shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement has been duly adopted by the Requisite Company Vote.

(b) Parent Shareholder Approval. The transactions contemplated by this Agreement have been approved by the Requisite Parent Vote.

(c) Listing. Admission of the Parent Ordinary Shares issuable to the stockholders of the Company pursuant to this Agreement to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities shall have occurred and become effective, subject only to allotment.

(d) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act has expired or been terminated.

(e) No Injunctions or Restraints. No Governmental Entity has enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Merger or (ii) relates to the transactions contemplated hereby and would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger. No Governmental Entity has instituted any proceeding seeking any such Laws or Orders.

(f) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose has been initiated or be threatened by the SEC and not concluded or withdrawn.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 3.16, to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the effect of Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 4.15, to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent as to the effect of Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to fulfill any of its obligations under this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) if the Merger has not been consummated by August 31, 2009 (the “Walk-Away Date”), except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of the failure to consummate the Merger by such date; provided, however, if on the Walk-Away Date the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(f) shall not have been satisfied or waived, then the Walk-Away Date shall be extended for an additional 60 days;

(b) if this Agreement is not adopted by the Requisite Company Vote after a vote thereon at a duly held Company Stockholders Meeting or adjournment or postponement thereof; or

(c) if the transactions contemplated by this Agreement are not approved by the Requisite Parent Vote after a vote thereon at a duly held Parent Shareholders Meeting or adjournment thereof.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if:

(a) the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent;

(b) (i) the board of directors of the Company publicly endorses or recommends a Company Takeover Proposal, (ii) the Company enters into a Contract (other than an Acceptable Confidentiality Agreement) relating to a Company Takeover Proposal, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal is commenced and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or its board of directors publicly announce an intention to do any of the foregoing;

(c) the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent; or

(d) the audited balance sheet and statement of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (excluding the notes to the consolidated financial statements) are not accompanied by an unqualified opinion of the Company’s auditors or are materially and adversely different from the comparable financial data included in the 2008 Company Condensed Accounts (other than as a result of subsequent events occurring between the date of this Agreement and the date of such Annual Report), in either case, as would reasonably be expected to have a Company Material Adverse Effect, and such termination right is exercised within 20 Business Days of the filing of the Company’s Annual Report on Form 10-K for the year ended December 27, 2008.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company if:

(a) prior to obtaining the Requisite Company Vote, the board of directors of the Company approves, or authorizes the Company to enter into a proposed Contract providing for the implementation of, a Superior Proposal in accordance with Section 5.4(d), but only if:

(i) the Company is not then and has not been in material breach of any of its obligations under Section 5.4;

(ii) the Company has notified Parent in writing that it intends to enter into such proposed Contract;

(iii) during the three Business Day period following Parent’s receipt of such notice, (A) if so requested by Parent, the Company has negotiated with and caused its financial and legal advisors to negotiate with Parent during such three Business Day period regarding amendments to the terms and conditions of this Agreement which might cause such Company Takeover Proposal to no longer constitute a Superior Proposal, and (B) following the end of such three Business Day period, the Company’s board of directors has determined in good faith, taking into account any changes to the terms of this Agreement offered in writing by Parent to the Company in response to such notice or otherwise, that the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal (provided that any material amendment to the financial terms of such Superior Proposal shall require a new notice and the Company shall be required to comply again with the requirements of this Section 7.4(a)(iii), except that references to the three Business Day period above shall be deemed to be references to a two Business Day period); and

(iv) such termination occurs within fifteen Business Days following the three Business Day period (or in the case of an amendment, supplement or modification, two Business Day period) referred to in Section 7.4(a)(iii) (otherwise the Company shall be obligated to again provide the notice required by Section 7.4(a)(ii) and comply with the requirements of Section 7.4(a)(iii));

(b) Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company; or

(c) the board of directors of Parent withdraws, modifies or amends the Parent Board Recommendation in any manner adverse to the Company.

Section 7.5 Effect of Termination.

(a) If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.17, Section 7.5 and Article VIII shall survive any termination of this Agreement.

(b) Except as set forth in this Section 7.5, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.17.

(c) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $3,660,000 if:

(i) this Agreement is terminated by the Company pursuant to Section 7.4(a), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid;

(ii) this Agreement is terminated by Parent pursuant to Section 7.3(b), such payment to be made within two Business Days of such termination;

(iii) (A) a Company Takeover Proposal has been publicly made or proposed to the Company’s stockholders or otherwise publicly announced (whether or not conditional) and not withdrawn, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) and (C) within six months following the date of such termination, the Company or any of its Subsidiaries enters into a Contract providing for the implementation of a Company Takeover Proposal (which Company Takeover Proposal is ultimately consummated) or consummates any Company Takeover Proposal , whether or not such Company Takeover Proposal was the same Company Takeover Proposal referred to in clause (A), such payment to be made upon the consummation of such Company Takeover Proposal; or

(iv) this Agreement is terminated by Parent pursuant to Section 7.3(a), such payment to be made within two Business Days of such termination, unless the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation based on facts that, were the Closing to occur on the date of such withdrawal, modification or amendment, would result in the condition set forth in Section 6.3(a) failing to have been satisfied.

(d) Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $3,660,000 if this Agreement is terminated pursuant to Section 7.4(c) such payment to be made within two Business Days of such termination, unless the board of directors of Parent withdraws, modifies or amends the Parent Board Recommendation based on facts that, were the Closing to occur on the date of such withdrawal, modification or amendment, would result in the condition set forth in Section 6.2(a) failing to have been satisfied.

(e) Except in the case of fraud or willful breach of this Agreement, in the event any amounts are payable pursuant to Section 7.5(c) or Section 7.5(d), upon payment thereof the paying party shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties hereto acknowledge that (i) the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not have entered into this Agreement. Accordingly, if either party fails promptly to pay any amount payable by it pursuant to this Section 7.5, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the payment set forth in this Section 7.5, the non-paying party shall pay to the other party its costs and expenses (including attorneys’ fees, charges and disbursements) in connection with such suit, together with interest on the amount due from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

Section 7.6 Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, so long as (a) no amendment that requires stockholder or shareholder approval under applicable Laws shall be made without such required approval and (b) such amendment has been duly approved by the board of directors of each of Parent, Merger Sub and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.7 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure or delay of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “2008 Company Condensed Accounts” means the Company’s unaudited condensed consolidated balance sheet at December 27, 2008 and condensed consolidated statement of operations for the year then ended, in each case as included in the Company’s current report on Form 8-K furnished to the SEC on or about February 10, 2009.

(b) “2008 Parent Financial Statements” means the audited consolidated financial statements of Parent and its consolidated Subsidiaries for the period ended December 31, 2008, including the notes thereto.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(d) “Business Day” means any day, other than Saturday, Sunday or a United States federal or United Kingdom bank holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Code” means the United States Internal Revenue Code of 1986, as amended.

(f) “Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent.

(g) “Company Material Adverse Effect” means any effect, event, change, occurrence, circumstance or development (collectively, “Effects”) which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent the Company from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (B) any Effect arising from the industries in which in which the Company or any of its Subsidiaries operates in general to the extent that they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (C) any changes in the demand or pricing for products sold by the Company and its Subsidiaries; (D) any Effects arising from the currency markets or currency fluctuations generally; (E) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, except that this clause (E) shall not affect the representations and warranties in Section 3.7 and Section 3.8; (F) any Effects resulting from Parent’s refusal or unreasonable delay in granting a request to take or omit to take any action hereunder, to the extent the action or omission sought by the Company would have avoided such Effect; (G) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof; (H) any action taken at the request of, or with the consent of, Parent; (I) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (J) any change in the trading prices of the Company’s equity securities by itself; and (K) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (J) and (K), Parent may assert that any Effects that may have contributed to or caused such change or failure independently constitute a Company Material Adverse Effect to the extent not otherwise excluded by the definition of “Company Material Adverse Effect.”

(h) “Company Takeover Proposal” means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any subsidiary of the Company) or businesses of the Company or its Subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of the Company, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of the Company or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving the Company or any of its Significant Subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of the Company, the surviving company or the resulting parent company of the Company, in each case other than the transaction contemplated by this Agreement.

(i) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(j) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated as toxic, hazardous or otherwise injurious or detrimental under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or would reasonably be expected to become the subject of regulatory action under any Environmental Laws.

(k) “Intellectual Property” shall mean all of the following, as they exist anywhere in the world: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted) (“Patents”);

(ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto (“Trademarks”); (iii) copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof, and non-registered copyrights and including, with respect to mask works, all tape-outs, simulation extractions, test vectors, simulation and test programs, related documentation and any other materials associated with the design, development and production of devices based on mask works (“Copyrights”); (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (“Trade Secrets”); (v) computer software programs, including all source code, object code, databases and documentation related to the foregoing (“Software”); (vi) domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items (“Internet Assets”); and (vii) licenses, sublicenses, distributor, development, non-assert agreements and other agreements or permissions, including the right to receive royalties or any other consideration, related to any of the items described in clauses (i) – (vi) (“IP Licenses”).

(l) “Knowledge” means, when used with respect to (i) Parent, the knowledge of the persons listed on Section 8.1(k) of the Parent Disclosure Letter and (ii) the Company, the knowledge of the persons listed on Section 8.1(k) of the Company Disclosure Letter, in each case after due inquiry.

(m) “Laws” means any laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(n) “Legal Actions” means legal actions, claims, demands, arbitrations, charges, complaints, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

(o) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(p) “Open Source Materials” means all Software that is distributed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or is made publicly available in source code form without a requirement for payment and imposes an obligation on any user to publish the user’s proprietary source code, limits the user’s ability to receive compensation for sublicensing the user’s proprietary source code, or requires the user to license its proprietary source code for the purpose of making derivative works.

(q) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(r) “Parent Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by Parent to the Company.

(s) “Parent Material Adverse Effect” means any Effect which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent Parent from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (B) any Effect arising from the industries in which in which Parent or any of its Subsidiaries operates in general to the extent that they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (C) any changes in the demand or pricing for products sold by Parent and its Subsidiaries; (D) any Effects arising from the currency markets or currency fluctuations generally; (E) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, except that this clause (E) shall not affect the representations and warranties in Section 4.7 and Section 4.8; (F) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof; (G) any action taken at the request of, or with the consent of, the Company; (H) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (I) any change in the trading prices of Parent’s equity securities by itself; and (J) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (I) and (J), the Company may assert that any Effects that may have contributed to or caused such change or failure independently constitute a Parent Material Adverse Effect to the extent not otherwise excluded by the definition of “Parent Material Adverse Effect.”

(t) “Parent Takeover Proposal” means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any Subsidiary of Parent) or businesses of Parent or its Subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of Parent, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of Parent or (iv) any scheme of arrangement, merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving Parent or any of its Significant Subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of Parent or of any surviving company or the resulting parent company of Parent.

(u) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(v) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(w) “Significant Subsidiary” means, when used with respect to any Person, a Subsidiary of another Person as such term is defined in Rule 1-02(w) under Regulation S-X promulgated by the SEC pursuant to the Exchange Act).

(x) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock of such Person.

(y) “Superior Proposal” means any bona fide written Company Takeover Proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80% of the Company Common Stock then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of the Company and its Subsidiaries and which the board of directors of the Company determines in good faith (after consultation with its legal counsel and the Company Financial Advisor) to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement, taking into consideration the conditions to the consummation of such Company Takeover Proposal and the financial, legal, regulatory and other aspects of such Company Takeover Proposal.

(z) “Taxes” means (i) any and all federal, state, provincial, local and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), in the United States, the United Kingdom or otherwise, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(aa) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(bb) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(cc) “U.S. GAAP” means generally accepted accounting principles in the United States.

Section 8.2 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns.

Section 8.3 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 will not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5 Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the exclusive personal jurisdiction of the courts of the State of Delaware and, failing jurisdiction of such courts, the courts of the United States of America located in the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service, by (other than with respect to the Company) facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof delivered or sent as provided above:

If to Parent or Merger Sub, to:

CSR plc

Unit 400

Cambridge Science Park

Milton Road, Cambridge

CB4 -0WH

United Kingdom

Facsimile:          +44 (0) 1223 692001

Attention:           Christopher Edwards

E-mail:               chris.edwards@csr.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London EC2V 7JU

United Kingdom

Facsimile:          +44 (0) 20 7367 1650

Attention:           David K. Lakhdhir

E-mail:               dlakhdhir@paulweiss.com

and:

Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

Facsimile:          +44 (0) 20 7090 5000

Attention:           William Underhill

E-mail:               william.underhill@slaughterandmay.com

If to the Company, to:

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, California

United States 95112

Facsimile:          +1 408 453 7217

Attention:           Adam Dolinko and Dennis Bencala

E-mail:               adolinko@sirf.com and dbencala@sirf.com

with a copy to:

Simpson, Thacher & Bartlett LLP

2250 Hanover Street

Palo Alto, California

United States 94304

Facsimile:          + 1 650 251 5002

Attention:           Peter S. Malloy

E-mail:               pmalloy@stblaw.com

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand or international courier service, when such delivery is made at the address specified in this Section 8.7, (b) if, except in the case of the Company, delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received, or (c) if delivered by electronic mail, when transmitted to the e-mail address specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9 No Third-Party Beneficiaries. Except as provided in Section 5.10, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.14 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and neither party shall oppose any motion or other action seeking any such injunction.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement has received counterparts signed by all of the other parties.

Section 8.16 Parent Assurance. Parent agrees to cause Merger Sub to comply with all of its obligations hereunder and shall be fully responsible for any failure of Merger Sub to comply with its obligations hereunder to the same extent as if Parent were directly obligated.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

CSR PLC

By:	/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

SHANNON ACQUISITION SUB, INC.

By:	/s/ Brett Gladden
Name:	Brett Gladden
Title:	Secretary

SiRF TECHNOLOGY HOLDINGS, INC.

By:	/s/ Kanwar Chadha
Name:	Kanwar Chadha
Title:	Vice President of Marketing

Signature page to Project Shannon Merger Agreement